THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO  63101
(314) 552-6295

July 25, 2011

EDGAR  CORRESPONDENCE

Kathy Churko
Senior Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-2000

Re:  Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Churko:

We are responding to the Staff’s comments that you provided on June 21, 2011 with respect to Annual Reports included in Forms N-CSR filed by Unified Series Trust (the “Trust”) on behalf of its series, Appleseed Fund, Becker Value Equity Fund, Marathon Value Portfolio, Auer Growth Fund, the Sound Mind Funds, Roosevelt Multi-Cap Fund, the Symons Institutional Funds and Leeb Focus Fund (each a “Fund” and, collectively, the “Funds”).

Comment:  Please include the “Tandy” reps for each Fund.

Response:  As requested, the Tandy reps are attached hereto as Exhibit A.

Comment:   The Notes disclose that the Trust’s Board of Trustees is comprised of five independent trustees, including an independent Chairman, and one trustee who is an “interested person” (as that term is defined in the Investment Company Act of 1940, as amended).  Ms. Nancy Kelly is the sole interested trustee due to her position in management with Huntington Bank, an affiliate of the Trust’s administrator and distributor.  Please disclose the procedures adopted by the Trust’s Board of Trustees to prevent conflicts of interest with Ms. Kelly.

Response: As previously discussed with Ms. Patsy Mengiste, each Fund includes extensive disclosures in its Statement of Additional Information (“SAI”) regarding the Board of Trustees’ risk management procedures and procedures adopted to prevent conflicts.

The Notes disclose that the Board of Trustees is comprised of over 75% independent Trustees and is led by an independent Chairman.  Only those Trustees who are not “interested persons” (as defined in the Investment Company Act of 1940) of the Trust are appointed to serve on the Board’s Audit and Pricing Committees.
In addition, the Trust’s independent Trustees meet separately each quarter, outside the presence of Ms. Kelly and management, with the assistance of the Trust’s Chief Compliance Officer and legal counsel to the Trust and independent legal counsel to the Independent Trustees.   The consent of at least a majority of the Independent Trustees is obtained for the initial approval and/or annual renewal of any agreement with a service provider to the Trust.  On a regular basis, at least annually, the Trustees review the fees and expenses charged to the series of the Trust, compared to those incurred by other multi-series trusts, to determine whether service providers’ fees are usual and customary.

Comment:   In the fee table contained in the Summary Prospectus for each Fund, disclose in a footnote that fee waivers are subject to recoupment by the Fund’s adviser.

Response: As we discussed, the SEC staff initially reviewed the Summary Prospectus prepared for the Trust, and directed us to limit the disclosures included in the fee table footnotes.  Recently, however, the SEC staff has directed us to expand the footnotes.  As a result, we are in the process of updating each Fund’s Summary Prospectus (at the time of its annual update), which will disclose in a footnote to the fee table that any fee waiver by an adviser may be recouped on a rolling three-year basis, provided that the recoupment would not cause the Fund to exceed the expense cap limitation in effect at the time.

Comment:   With respect to the Appleseed Fund:  (1) in the MD&A section, the adviser notes that the Fund’s long-term performance has exceeded the S&P 500 by greater than 10% per year since inception, without providing the actual performance numbers; and (2) the Notes to the Financial Statements should include a chart that shows the expiration dates for fee waivers subject to recoupment by the adviser.

Response:    (1)  The statement in the MD&A is that the “long term performance exceeds the return of the S&P 500 Index by more than 10% per year since the Fund’s inception.”  The Performance Chart shows the Fund’s annualized return is 6.9%, versus -3.3% for the S&P 500, which amounts to an excess return of 10.2%.  In the future, the Trust will caution advisers to make certain that references to annualized return are clearer when making such comparisons.  Please see Note 4 to the Financial Statements - there is a chart that gives the expiration dates and amounts of fee waivers subject to recoupment.

Comment:      Confirm that the Statement of Assets and Liabilities for the Marathon Value Portfolio includes all liabilities of the Fund.  Confirm that the adviser pays the custodial fees incurred by the Fund.  Finally, confirm that the disclosures regarding taxes are consistent.  The Statement of Operations contains a line item for “Tax Expenses,” while the Notes state that, “No provision has been made for taxes.”

Response:    As we discussed, the Fund pays a “universal fee” to its adviser, pursuant to which the adviser, not the Fund, pays all of the liabilities of the Trust with the exception of brokerage commissions, taxes, borrowing costs, extraordinary expenses and fees of independent trustees.  Separately, the adviser has agreed to reimburse the Fund for the fees and expenses of independent trustees.  The Trust’s Treasurer has requested that we confirm to the Staff that the Statement of Assets and Liabilities includes all liabilities of the Fund, and that the adviser pays the custodial fees incurred by the Fund.

The Treasurer has advised us that the tax disclosures are consistent.  While the Fund makes no provision for taxes, the line item for expenses reflected an excise tax paid by the Fund for which no provision could be made.

Comment:   The Sound Mind Funds and the Leeb Focus Fund each paid overdraft fees.  Please explain why these fees were paid by the Fund.

Response:  The Trust, on behalf of the Funds, has entered into a custodial agreement that requires the payment of fees to cover overdrafts.  Thus, the Fund is responsible for the payment.

Comment:  The Sound Mind Funds invest in other open end mutual funds that pay 12b-1 fees.  Explain the mechanics as to how the 12b-1 fees are rebated to the Funds.  What percentage of acquired funds pay 12b-1 fees?

Response:   The fees are paid directly to the custodian who in turn deposits the rebate into the appropriate Sound Mind Fund custodial account.  The adviser has indicated that less than 10% of the acquired funds have 12b-1 fees.

Comment:  In the Financial Highlights table for the Sound Mind Funds, the notes disclose that “average shares outstanding” are disclosed while other Funds disclose “shares outstanding as of the fiscal year end.”  Explain why same method is not used consistently.

Response:    When there is a disparity between income earned and income distributed because of asset/share activity fluctuation for a specific fund, management can make a determination to use average shares outstanding as opposed to shares outstanding as of the end of the fiscal year end, as average shares outstanding can provide a more accurate description of the fund for the fiscal period.

Comment:  In the Notes to the financial statements for the Roosevelt Multi-Cap Fund, provide a description of the services paid for by the Fund through its 12b-1 plan and describe whether they are related to distribution or shareholder services.

Response:  The Roosevelt Fund’s adviser receives 12b-1 fees from the Fund, and the adviser has confirmed to the Board that these fees have been used to pay selling broker-dealers for distribution services, and to compensate broker-dealers and other sponsors of mutual fund platforms for distribution-related expenses.

***

We trust that our responses satisfactorily resolve the issues raised by the Staff.  If not, please let us know and we will provide additional information. If you have any questions, please contact me at (314) 552-6295.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Dee Anne Sjögren

Exhibit A

UNIFIED SERIES TRUST

In connection with annual reports filed on Form N-CSR by Unified Series Trust on behalf of it series, Appleseed Fund, Becker Value Equity Fund, Marathon Value Portfolio, Auer Growth Fund, the Sound Mind Funds, Roosevelt Multi-Cap Fund, the Symons Institutional Funds and Leeb Focus Fund (each a “Fund” and, collectively, the “Funds”), the undersigned hereby states as follows:

1.	Each Fund acknowledges that all disclosures contained in its annual report are the responsibility of the Fund;

2.
Each Fund acknowledges that, by reviewing its annual report, the Securities and Exchange Commission (“SEC”) staff does not relieve the Fund from its responsibility for the disclosures included therein; and

3.
Each Fund hereby represents and warrants that, in the event the SEC takes action against the Fund, the Fund will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

UNIFIED SERIES TRUST

By:/s/ John C. Swhear, Esq.
     Senior Vice President